                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                 SCHEDULE TO
                TENDER OFFER STATEMENT UNDER SECTION 13(E)(I) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)

                               FRANKLIN COVEY CO.
                   (Name of Subject Company and Person Filing)

                        OPTIONS TO PURCHASE COMMON STOCK,
      PAR VALUE $.01 PER SHARE, HAVING AN EXERCISE PRICE OF $12.25 OR MORE
                         (Title of Class of Securities)



                                    59501B105
                      (CUSIP Number of Class of Securities)

                           VAL JOHN CHRISTENSEN, ESQ.
                          Secretary and General Counsel
                           2200 West Parkway Boulevard
                         Salt Lake City, Utah 84119-2331
                            Telephone: (801) 975-1776
                      (Name, Address and Telephone Number of
                      Person Authorized to receive notices
                       and communications on behalf of the
                           person(s) filing statement)

                                    COPY TO:

                            ROBERT A. PROFUSEK, ESQ.
                           MEREDITH S. GOLDBERG, ESQ.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                            CALCULATION OF FILING FEE
================================================================================
       TRANSACTION VALUATION                      AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
             $7,312,835*                                  $1,463
================================================================================

* Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule O-11 thereunder. This amount assumes the cancellation of all options for which this offer is being made.

     Check box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, on the Form or Schedule and the date of its filing.

     Amount previously paid:    $1,463        Filing party:  Franklin Covey Co.
     Form or registration No.:  Schedule TO   Date filed:    March 15, 2000

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Franklin Covey Co., a Utah corporation (the "Company"), and the address of its principal executive office is 2200 West Parkway Boulevard, Salt Lake City, Utah 84119. The information set forth under "Information Concerning Franklin Covey" in Section 8 of the Offer to Cancel is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO (this "Schedule") relates to an offer by the Company to cancel all outstanding options to purchase shares of its common stock, par value $.01 per share, having an exercise price of $12.25 or more (the "Options") for cash in the amount set forth on Schedule A to the Offer to Cancel, upon the terms and subject to the conditions set forth in the Offer to Cancel, dated March 14, 2000 (as amended, the "Offer to Cancel"), and the related Letter of Transmittal (as amended, the "Letter of Transmittal," which together with the Offer to Cancel constitute the "Offer"), copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," and "Acceptance for Cancellation; Payment of Cash" in the Offer to Cancel is incorporated herein by reference.

         (c) The information set forth in "Price Range of Common Stock Underlying the Options" in the Offer to Cancel is incorporated herein by reference.

ITEM 12.  EXHIBITS.

         (a) (1) Offer to Cancel, dated March 14, 2000, as amended.

             (2)   Form of Letter of Transmittal, as amended

             (3)   Press release issued by the Company on April 13, 2000.

             (4)   Press release issued by the Company on April 19, 2000.

             (5)   Supplement to Offer to Cancel dated April 19, 2000.

         (b), (d), (g) and (h)  Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not applicable.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

                                    FRANKLIN COVEY CO.


April 19, 2000                      By: /s/   Robert A. Whitman
                                        ------------------------
                                        Robert A. Whitman
                                        Chief Executive Officer

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